Exhibit 99.1

FIELD TRIP ANNOUNCES FIRST DOSINGS IN PHASE I CLINICAL STUDY OF FT-104

- First Dosings Completed in Australia

- Provides Update on Pending Spin-Out and Renaming to Reunion Neurosciences

- Announces 5:1 Share Consolidation Ratio

Toronto, Ontario, July 21, 2022 - Field Trip Health Ltd. (TSX: FTRP, FTRP.WT, Nasdaq: FTRP) ("Field Trip" or the “Company”), a global leader in the development and delivery of psychedelic therapies, announced today the first successful dosings in the Phase 1 Clinical Study entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of FT-104 HCl In Healthy Volunteers.” The study is being conducted at PARC Clinical Research at the Royal Adelaide Hospital in Australia.

Field Trip's first molecule in development, FT-104, is a prodrug of 4-OH-DiPT, a synthetic serotonin-2A (5HT2A) agonist. Pre-clinical data suggests FT-104 has a potency and pharmacology similar to psilocybin, but with a significantly shorter half-life of 35 minutes and an expected duration of psychoactivity of approximately three hours. Based on the FT-104 pre-clinical profile projecting a reduced treatment burden, and promising results from the early psilocybin therapy studies1 conducted at leading academic centers, the Company believes that FT-104 could provide a rapid, safe and effective therapy for depression and other mental health conditions when delivered in conjunction with psychotherapy.

The key objectives of the Phase 1 study include characterization of the safety, tolerability, pharmacokinetics and pharmacodynamic effects of FT-104 over a range of doses. Subjective measurements will include intensity, duration and feelings produced by the acute psychoactivity after administration of FT-104 or placebo. The Company anticipates reporting results from the study in Q4-2022.

1Ross et al, 2016; Griffiths et al, 2016; Carhart-Harris et al, 2016.

Dr. Nathan Bryson, Field Trip’s Chief Scientific Officer, commented, “The first administration of a novel, proprietary molecule is a landmark step for our Company and a key milestone in our progress to develop FT-104 as a therapeutic for depression. Already, we are planning to share our work and our vision on the development of FT-104 in treatment-resistant depression and postpartum depression with the FDA in order to obtain their guidance as we look toward Phase 2 studies in 2023.”

Update on Spin-Out Transaction

In late June, shareholders of Field Trip approved the spin out transaction of Field Trip Health & Wellness Ltd. (“FTHW”), the Company’s clinic and technology division, by way of plan of arrangement. Court approval for the arrangement was granted in June. Closing remains subject to regulatory approvals, including the conditional listing approval of FTHW by the TSX Venture Exchange. It is expected that the closing will occur on or around August 2022. At that time, the Company will be renamed Reunion Neuroscience Inc. and remain listed on the NASDAQ Stock Market and Toronto Stock Exchange (“Reunion”). Reunion common shares will be consolidated on a 5:1 basis as part of the closing of the spin out transaction.

Joseph del Moral, Field Trip’s Co-founder and Chief Executive Officer, commented, “This is an incredibly exciting time for our drug development business. Once the spin-out of FTHW is completed, we will have a new name, a focused strategy, a granted patent for FT-104, and an agreement between Reunion and Field Trip Health & Wellness, giving us access to future clinical trial sites.”

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl. Follow us on Twitter and Instagram: @fieldtriphealth.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including, but not limited to, statements the realization or results of proposed clinical trials, the efficacy, if any, of FT-104 for TRD, PPD or any other indication, approval of future clinical trials, and the ability of Discovery to meet its estimated timelines, milestones and budget. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its annual information form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS

Media Contacts:

McKenna Miller / Nick Opich

KCSA Strategic Communications

fieldtrip@kcsa.com

Investor Contacts:

Kathleen Heaney / Sophia Bashford

KCSA Strategic Communications

fieldtripIR@kcsa.com

SOURCE: Field Trip Health